September 10, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: John Hartz, Senior Assistant Chief Accountant

Re:	Quaker Chemical Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Definitive Proxy Statement on Schedule 14A

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

File No. 001-12019

Ladies and Gentlemen:

This letter is being provided by Quaker Chemical Corporation (the “Company”) in response to the comments on the Company’s above-referenced filings set forth in the Staff’s comment letter, dated August 19, 2010 (the “Comment Letter”).

We have carefully reviewed the Staff’s comments and our responses are set forth below. To facilitate the Staff’s review, each comment, which is reproduced in bold type and followed by our response, appears under the same caption(s) and has the same number given to it in the Comment Letter.

Definitive Proxy Statement on Schedule 14A
Executive Compensation, page 16
Compensation Discussion and Analysis, page 16
Annual Cash Incentive Bonus, page 18

Comment 1.	We note your response to comments seven and eight in our letter dated June 28, 2010, and have the following comments:

•   The revised description of your annual incentive program is confusing. Please clearly describe the mechanics of your annual cash incentive program to provide investors with an understanding of the amounts that each named executive officer may earn based on actual corporate performance and personal/regional performance at target and maximum levels.

•   Clarify whether, at a maximum level of performance, your regional associates could earn payouts based on achieving the 86.25% level of the corporate performance criteria and the 25% level of their regional performance criteria. If not, please revise the “reward range” columns of your maximum bonus opportunity table to reflect that this scenario is not possible.

•   Clarify whether, at a maximum level of performance, your non-regional associates could earn payouts based on achieving the 86.25% level of the corporate performance criteria and the 25% level of their personal performance criteria. If so, please revise the “reward range” columns of your maximum bonus opportunity table to reflect this possibility.

•   We note your draft disclosure that “Mr. Barry achieved the 2009 financial plan because both actual net income and actual net cash flow exceeded budgeted numbers of $12.1 million and $16.6 million, respectively.…” Please indicate how you calculate “net cash flow” under your annual incentive program and disclose your actual net cash flow for the applicable period.

Response: In response to this comment, we have revised the description of our annual incentive program to read as follows:

“Annual Cash Incentive Bonus

The second component of the total direct compensation package is the annual cash incentive bonus, which is determined under the Global Annual Incentive Plan (“GAIP”). The GAIP provides eligible associates of Quaker and its subsidiaries with an opportunity to receive incentive bonuses based on the achievement of pre-established goals. Bonuses under the GAIP may be paid in cash or in Quaker common stock, although we generally pay the GAIP bonus in cash absent unusual circumstances.

The maximum bonus that an eligible associate may earn under the GAIP for a year is a percentage of the associate’s base salary. Those percentages for performance during 2009 (resulting in the GAIP payment in 2010) are shown in the chart below. The bonus earned is based on achievement of two types of objectives: corporate financial objectives and individual objectives. Corporate financial objectives are typically determined based on the budget for the then coming year with the target bonus (55% of the maximum) set at or around budgeted consolidated net income. The actual bonus varies depending on the level of performance. The individual objectives are further divided into two types of goals: regional objectives for regional associates (Messrs. Bregolato and Platzer) and individual objectives for non-regional associates (Messrs. Barry, Featherstone and Benoliel). Regional associates have the opportunity to earn up to a maximum of 12.5% of their base salary on achievement of their regional objectives as opposed to a maximum of 6.875% for individual objectives for non-regional associates. To achieve the maximum regional bonus, regional operating income must exceed budgeted levels and all the other regional financial and non-financial goals must be met. In addition, because the total amount of an individual’s GAIP bonuses can never exceed his or her overall maximum opportunity, if the sum of the actual corporate bonus earned and the regional bonus earned exceeds the overall maximum opportunity, the regional bonus earned is reduced by the amount necessary to reduce the sum of the two components to the individual’s overall maximum opportunity. The rationale for providing this opportunity to regional associates is to reward them with up-side potential in years where there is strong performance in the applicable region, but overall corporate performance lags due to weakness in other regions or other factors negatively impacting the corporate component of the bonus. The specific corporate financial goals and individual goals (respectively) for performance during 2009 are discussed below under the headings “Corporate Financial Goals” and “Individual Goals.”

The following chart shows for 2009, as a percentage of base salary, the maximum potential bonus and the bonus amounts payable on target achievement and maximum achievement, allocated between corporate and individual objectives. The table also shows the percentage of base salary actually paid as a result of achievement during 2009.

Named Executive Officer	Maximum GAIP Bonus (as a % of base salary)[1]	Corporate Financial Objectives (as a % of base salary)			Individual Objectives (as a % of base salary)			Total GAIP Bonus Earned and Paid ($)
		Target	Maximum	Achieved[2]	Target	Maximum[1]	Achieved[3]
Mr. Barry	118%	48.675%	101.775%	101.775%	16.225%	N/A	16.225%	531,000
Mr. Featherstone	50%	20.625%	43.125%	43.125%	6.875%	N/A	6.875%	124,300
Mr. Benoliel	50%	20.625%	43.125%	43.125%	6.875%	N/A	6.875%	140,000
Mr. Bregolato	50%	20.625%	43.125%	43.125%	6.875%	12.5%	6.875%[4]	193,354	[5]
Mr. Platzer	50%	20.625%	43.125%	43.125%	6.875%	12.5%	6.875%[4]	145,315	[3]

[1]

The maximum bonus payable on account of achieving corporate financial objectives and individual objectives will not exceed the overall maximum GAIP bonus opportunity. If the sum of an individual’s actual corporate bonus earned and individual bonus earned exceeds his or her Maximum GAIP Bonus opportunity, the individual bonus earned is reduced by the amount necessary to reduce the sum of the two components to the individual’s Maximum GAIP Bonus opportunity.

[2]

The Company’s adjusted net income was $20.9 million (with CEO transition costs and restructuring charges added back). Accordingly, all participants earned the maximum corporate component of the GAIP bonus. See Corporate Financial Goals below for further details.

[3]

Mr. Barry, Mr. Benoliel and Mr. Featherstone each achieved 100% of their individual (personal) goals and therefore, the target portion of the GAIP bonus attributable to individual goals. (For non-regional associates no more than target may be achieved for individuals goals.)

[4]

The performance of both Mr. Bregolato and Mr. Platzer for individual (regional) objectives was at the maximum level. However because the maximum was also achieved for corporate financial performance, the amount payable was decreased so that the total GAIP bonus paid did not exceed the maximum bonus opportunity.

[5]	Due to differences in the spot rate used to convert foreign currency to U.S. Dollars, these amounts are less than 50% of the base salary shown in the Summary Compensation Table.

Corporate Financial Goals

The corporate financial goals for 2009 GAIP bonuses were based on the Company’s consolidated net income and were set at $11.6 million ($1.05 per share) of net income at threshold (the level at which the bonus pool began to accumulate), $13.8 million ($1.25 per share) of net income at target, and $16.4 million ($1.49 per share) of net income at maximum all excluding budgeted CEO transition costs and the restructuring costs associated with a program implemented in the first quarter of 2009. The Committee selected these net income levels, which were approved by the Board, because of their correlation to the 2009 budgeted adjusted net income of $13.8 million (adjusted to exclude CEO transition costs and first quarter 2009 restructuring charges), the level of improvement over the 2008 reported net income of $11.1 million, and most importantly, the challenge of achieving these targets in a very uncertain business environment. In addition, the Committee chose a threshold target closer to budget as compared to prior years to ensure earnings necessary to maintain compliance with debt covenants. If the final net income level had fallen between the amounts shown above, interpolation would have been used to calculate the bonus payout.

When the Committee set the 2009 GAIP targets, it also approved certain significant non-budgeted business circumstances for which adjustment could be made by the Committee to the reported net income for purposes of calculating the award. They included site consolidation expenditures for consolidating U.S. manufacturing locations, significant customer bankruptcies or plant shutdown; change in accounting principles, unusual factors driving an increased tax rate; non-recurring adjustments to income such as asset write-downs or write-offs, restructuring and related charges and first-year acquisition costs/losses; adverse legal judgments, settlements, litigation expenses, and legal and environmental reserves; expenditures for discretionary Board approved corporate purposes or major initiatives, including individual personnel actions; and changes in exchange rates.

In 2009, reported net income was $16.2 million ($1.47 per share) and with CEO transition costs and restructuring charges added back, net income was $20.9 million ($1.75 per share), exceeding the GAIP maximum goal of $16.4 million ($1.49 per share). Accordingly, all participants earned the maximum corporate component of the GAIP bonus.

Individual Goals

When setting the individual goals under the GAIP, the Committee receives specific input from the CEO and reviews the approved operating plan for the upcoming fiscal year. The CEO also recommends the goals for the other Named Executive Officers and works with the Committee to determine his own individual goals. The Committee works closely with the CEO to review and analyze the selected performance metrics and the probabilities and risks of achieving these metrics. Ultimately, the Committee approves the individual goals for the CEO and the other Named Executive Officers. For 2009, the Committee determined that these goals were difficult for the Named Executive Officers to achieve but achievable with significant effort by them.

In 2009, Mr. Barry’s individual goals included, among others things, achieving the 2009 financial plan, ensuring strong liquidity and credit position, retaining key associates,

returning margins to acceptable (budgeted) levels, significantly reducing the Company’s cost structure without damaging existing business, strategically positioning Quaker well for the future, which includes positioning Quaker for future acquisitions, keeping key growth initiatives on track and developing segment-specific strategic plans, and assuring manufacturing consolidation plans are advanced as planned. Because the Committee determined that Mr. Barry had met each of these established individual goals, he was awarded 100% of his personal objectives portion of the GAIP bonus. The majority of Mr. Barry’s goals were qualitative in nature and thus no quantitative measures were used in the evaluation of his performance of these goals. However, two of Mr. Barry’s goals did have a quantitative component: (i) Mr. Barry achieved the 2009 financial plan because both actual net income and actual net cash flow (which is defined as cash flows from operating activities per the 2009 Consolidated Statement of Cash Flows) exceeded budgeted numbers of $12.1 million and $16.2 million, respectively and (ii) Mr. Barry also returned contribution margins to above budgeted contribution margins. Actual net income was $16.2 million and net cash flow (cash flows from operating activities) was $41.6.

The individual goals of the other executive officers were a mix of limited quantitative performance objectives (for the regional associates) and managerial goals, such as achieving regional operating budgets, improving profitability of certain regional business segments, realizing on certain business development opportunities, lowering working capital to historical levels, advancing the Company’s investor relations program, improving our strategy development process, advancing the plan for growth in certain identified markets, and SOX compliance. The Named Executive Officers achieved 100% of the maximum opportunity on their individual components of the annual bonus.

For 2009, the Named Executive Officers (other than Mr. Barry) had the following individual goals:

•	Mr. Benoliel had four qualitative individual goals that focused on improving strategy and product development processes across the organization and for certain segments.

•

Mr. Bregolato had five regional goals: (i) achieving the operating income budget for the region he supervises; (ii) lowering working capital to historical levels; (iii) implementing cost savings for his region; (iv) advancing succession planning; and (v) achieving SOX compliance.

•

Mr. Featherstone had eight qualitative individual goals: (i) ensuring access to capital markets to provide Quaker financial flexibility; (ii) leading the working capital reduction efforts with the regional managing directors; (iii) minimizing the impact of certain clients’ bankruptcies; (iv) ensuring timely and accurate SEC reporting, compliance with SOX and high quality internal reporting and performance monitoring tools; (v) successfully implementing the ERP system upgrade; (vi) assuring effective control of our deferred tax assets in several countries; (vii) keeping the organization focused on cash generation; and (viii) continuing to enhance our ongoing investor relations program.

•

Mr. Platzer had five regional goals: (i) achieving the operating income budget for the regions he supervises; (ii) reducing working capital to a percent of net sales on an annualized basis; (iii) achieving costs savings programs; (iv) improving the strategy, profitability and growth for the region he supervises; and (v) achieving SOX compliance.”

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Comment 2.	We note your response to comment 14 in our letter dated June 28, 2010. As previously requested, please confirm that your management’s conclusion regarding the effectiveness of your disclosure controls and procedures is based on the full definition of disclosure controls and procedures as set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.

Response:	We confirm that our management’s conclusion regarding the effectiveness of our disclosure controls and procedures is based on the full definition of disclosure controls and procedures as set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.

In submitting this response to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe this letter is fully responsive to the staff’s comments. However, should you have any questions regarding our responses or require any additional information, please feel free to contact me at (610) 832-4160.

Sincerely,

/s/ Mark A. Featherstone

Mark A. Featherstone

Vice President, Chief Financial Officer and Treasurer